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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10035359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KKR Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

MAR 01 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Washington, DC
110

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

<u>AFFIRMATION</u>

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to KKR Capital Markets LLC for the year ended December 31, 2009 are true and correct. I further affirm that neither the Firm nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature — February 24, 2010
Date

CFO and Financial and Operations Principal
Title

Subscribed and sworn to before me,

On this 24th day of February, 2010



BERNICE WOODS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 15, 2012

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Sole Member of
KKR Capital Markets LLC

New York, NY

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") (a wholly owned subsidiary of KKR Capital Markets Holdings L.P.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 17,008,536
Syndication fees receivable	7,433,473
Due from clearing broker	503,466
Due from related party	1,513,343
Prepaid expenses and other assets	1,606,473
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $143,400	445,233
TOTAL ASSETS	$28,510,524

LIABILITIES AND MEMBER'S CAPITAL

Liabilities - Accounts payable and accrued expenses	$ 806,160
Commitments (see Note 4)	
Member's capital	27,704,364
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$28,510,524

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. LP ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

This financial statement was approved by management and available for issuance on February 26, 2010. Subsequent events have been evaluated through this date.

Cash and cash equivalents

The Company considers its investments in money market funds to be cash equivalents. All cash and cash equivalents are held by one financial institution and therefore are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value of the respective money market funds. Such cash equivalents, totaling $16,970,305, are classified as Level 1 in the fair value hierarchy pursuant to ASC 820, *Fair Value Measurements*. Financial instruments are classified as Level 1 in the fair value hierarchy when their valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Due from clearing broker
Due from clearing broker consist of cash deposits held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has entered into a Proprietary Accounts of Introducing Brokers agreement with its clearing broker that allows the Company to include such deposits as allowable assets in its net capital computation.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. The Company periodically evaluates the carrying value of furniture, equipment and leasehold improvements when events and circumstances suggest that such assets may be impaired.

The balances, by major class of depreciable assets, at December 31, 2009 are as follows:

		December 31, 2009
Furniture and equipment	$	169,052
Leasehold improvements		419,581
Furniture, equipment and leasehold improvements		588,633
Less: Accumulated depreciation and amortization		(143,400)
Furniture, equipment and leasehold improvements, net	$	445,233

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. In connection with the Parent's partnership structure, the Parent is subject to New York City unincorporated business tax based on a statutory rate of 4%. The Company has accrued a liability to the Parent of $188,000, in Accounts payable and accrued expenses for this tax. The primary difference between book and taxable income for purposes of accruing taxes payable is the non-deductibility of the Company's noncash compensation.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2009 these differences were immaterial.

At December 31, 2009, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Related Parties
The Company's ability to meet regulatory capital requirements and have liquidity for future underwritings is largely dependent on its access to funding from the Parent.

Related Parties (continued)

The Company's Syndication fees receivable was earned from services performed as a member of an underwriting group on behalf of an issuer, which is an affiliate of the Parent and KKR.

The Company maintains an administrative services agreement (the "Services Agreement") with KKR which provides for KKR to provide the Company with accounting, administrative, human resource and other services. Effective in 2009, certain employees of the Company devoted a portion of their time in providing certain administrative and advisory services to KKR (the "Allocable Employee Services"). Based on the mutual services being provided to one another, KKR and the Company agreed effective for 2009 to offset the amounts due from the Company to KKR under the Services Agreement against the amount of the Allocable Employee Services provided by the Company to KKR. This resulted in a net related party receivable due from KKR to the Company of $1,513,343 as of December 31, 2009. This amount was fully paid by KKR to the Company during February 2010.

Additionally, KKR and its affiliates allocate certain noncash compensation to the Company. For the year ended December 31, 2009 such noncash compensation allocated by KKR and its affiliates to the Company totaled $9,028,728. See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation" for further discussion on noncash compensation.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $16,372,000 which exceeded the required net capital of $100,000 by approximately $16,272,000. In addition, the Company's ratio of aggregate indebtedness to net capital was .05 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

4. Commitments

The Company leases office space under a non-cancelable lease agreement expiring in April 2010. KKR has guaranteed the obligation of the Company in connection with the lease agreement. The remaining minimum payments under this agreement for 2010 are $221,667.

The lease has provisions for escalation based upon the assessed valuation of the property, and future collective bargaining agreements entered into by the lessor and certain of its employees. The nature of the escalation factors are such that they are considered contingent rent, and excluded from the calculation of minimum lease payments.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for this indemnification.

5. Profit Sharing Plans

The Company is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Company are covered under the plan. The Company contributes up to a maximum of 15% of each employee's compensation up to a maximum of $20,000 per employee per annum.

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Company a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate expects to allocate approximately 40% of the carry it receives from these funds and vehicles to its carry pool, although this percentage may fluctuate over time. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be capital contributions.

6. Equity-Based Compensation

Effective October 1, 2009, eligible principals of the Company became participants in a KKR affiliate's ("KKR Holdings") equity-based compensation plan. The Company records allocated equity based compensation costs incurred by KKR Holdings on behalf of employees of the Company or employees of KKR performing services on behalf of the Company. The allocated cost associated with equity-based compensation from KKR Holdings is not reimbursable; accordingly, all such amounts are deemed to be capital contributions.

Equity-Based Compensation (continued)

Units in KKR Holdings were allocated to the principals employed by or associated with the Company which may, up to four times each year, be exchanged for common units of a publicly traded KKR affiliate ("KKR Guernsey") on a one-for-one basis. These interests will be subject to transfer restrictions and except for units that vested upon the date of grant, will vest over periods ranging from six months to five years. Holders of units in KKR Holdings will be entitled to participate in distributions received by KKR Holdings only to the extent that such units are vested.

The grant date fair value of the units was calculated based on the closing price of KKR Guernsey's common units on the grant date, discounted for the lack of participation rights in the expected distributions on unvested units. The weighted average of the grant date fair values was $8.80, which reflects discounts ranging from 1% to 32%. As of December 31, 2009, there was $26.6 million of estimated unrecognized compensation expense related to unvested awards granted to employees of the Company and certain KKR employees performing services on behalf of the Company. That cost, subject to revised allocation amounts in future periods, is expected to be recognized over a weighted average period of 4.8 years, using the graded attribution method, which treats each vesting portion as a separate award.

In addition, certain principals of KKR and the Company who hold KKR Holdings units are expected to be allocated, on a discretionary basis, distributions on equity units held by KKR Holdings. These discretionary allocations, which are expected to be determined each annual period, entitle the principals to receive amounts in excess of their vested equity interests in KKR Holdings units. The allocated value of the discretionary allocations from KKR Holdings is not reimbursable; accordingly, all such amounts are deemed to be capital contributions.

Effective October 1, 2009, KKR Holdings allocated a portion of its equity units to junior employees, support staff, and other personnel. Such units will be granted and funded by KKR Holdings and will not dilute KKR Guernsey's interests. The granting of these equity units is contingent on the listing of KKR Group Holdings, LP on the New York Stock Exchange or the NASDAQ Stock Market. When granted, KKR Holdings expects that these awards will be subject to vesting and other conditions that are customary in nature.

7. Subsequent Events

In January 2010 the Parent made a $15 million capital contribution to the Company. In February 2010 the Parent made a $10 million capital contribution to the Company.

****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

KKR Capital Markets LLC
9 West 57th Street
New York, New York 10019

In planning and performing our audit of the financial statements of KKR Capital Markets LLC (the "Company") (a wholly owned subsidiary of KKR Capital Markets Holdings L.P.) as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Sole Member of
KKR Capital Markets LLC

New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by KKR Capital Markets LLC (the "Company") (a wholly owned subsidiary of KKR Capital Markets Holdings L.P.) the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist these specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the General Ledger noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single ("FOCUS") reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided by the Company noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers provided by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP
February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

SIPC-7T
(29-REV 12/09)

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67578 FINRA DEC
KKR CAPITAL MARKETS LLC
9 W 57TH ST 41ST FLR SUITE 4160
NEW YORK NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN KNOX 212-659-2022

2. A. General assessment (item 2e from page 2 but not less than $150 minimum) $ 86,425

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (10,494)

7/29/2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 75,931

E. Interest computed on late payment (see instructions E) for ______ days at 20% per annum -

F. Total assessment and interest due (or overpayment carried forward) $ 75,931

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 75,931

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

KKR CAPITAL MARKETS LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Operating Officer
(Title)

Dated the 25 day of February , 20 10 .

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009 **Eliminate cents**
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 33,976,890
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	662,728
	(7) Net loss from securities in investment accounts.	-
	Total additions	662,728
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	Interest	69,818
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	69,818
2d.	SIPC Net Operating Revenue	$ 34,569,800
2e.	General Assessment @ .0025	$ 86,425
		(to page 1 but not less than $150 minimum)